UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

Todd E. Molz

Managing Director, General Counsel and Chief Administrative Officer

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule

13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Organics, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,226,934
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,226,934
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,226,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8676EP108	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Huntington Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,199,098
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,199,098
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8676EP108	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Huntington Investment Fund II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,199,098 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,199,098 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,098 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II, L.P.

CUSIP No. 8676EP108	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II GP, L.P. and Oaktree Organics, L.P.

CUSIP No. 8676EP108	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 8676EP108	Page 7 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 8676EP108	Page 8 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 8676EP108	Page 9 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 8676EP108	Page 10 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 8676EP108	Page 11 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the common shares of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108	Page 12 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108	Page 13 of 27 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,426,032 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,426,032 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,426,032 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 8676EP108	Page 14 of 27 Pages

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2017, as further amended by Amendment No. 2 to the Schedule 13D filed on May 10, 2017, as further amended by Amendment No. 3 to Schedule 13D filed on May 17, 2017, and as further amended by Amendment No. 4 to the Schedule 13D filed on December 15, 2017 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

(a)-(c),(f)	This Schedule 13D is filed by:
(i) Oaktree Organics, L.P., a Delaware limited partnership (“Organics”), as the direct owner of 16,226,934 Common Shares;
(ii) Oaktree Huntington Investment Fund II, L.P., a Delaware limited partnership (“OHIF II LP”), as the direct owner of 3,199,098 shares;
(iii) Oaktree Huntington Investment Fund II GP, L.P., a Delaware limited partnership (“OHIF II GP”), in its capacity as the general partner of OHIF II LP;
(iv) Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as general partner of OHIF II GP and Organics;
(v) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as managing member of Fund GP.
(vi) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;
(vii) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;
(viii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;
(ix) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;
(x) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company, in its capacity as the indirect owner of the class B units of OCG;
(xi) Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of OCG; and
(xii) Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The foregoing persons are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

Except as set forth in Schedule A, the address of the business office of each of the Reporting Persons and Covered Persons is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

CUSIP No. 8676EP108	Page 15 of 27 Pages

On April 15, 2020 Organics and OHIF II LP (together, the “Oaktree Funds”) entered into a subscription agreement (the “Subscription Agreement) with the Issuer, SunOpta Foods Inc. (“SunOpta Foods”), Engaged Capital, LLC, Engaged Capital Flagship Master Fund, LP and Engaged Capital Co-Invest IV – A, LP. Pursuant to the Subscription Agreement. The Subscription Agreement contemplates the issuance by SunOpta Foods of shares of exchangeable, voting Series B-1 Preferred Stock (the “Series B-1 Preferred Stock”) and exchangeable, voting Series B-2 Preferred Stock (the “Series B-2 Preferred Stock” and, together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”). Under the first tranche, SunOpta Foods will issue 15,000 shares of Series B-1 Preferred Stock to the Oaktree Funds for consideration of $15 million. The closing (the “Initial Closing”) for the purchase and issuance of the Series B-1 Preferred Stock is expected to occur on April 24, 2020.

Under the second tranche, the Issuer will have the right, but not the obligation (the “Sale Option”), to require Oaktree to purchase up to 15,000 shares of Series B-2 Preferred Stock for aggregate consideration of up to $15.0 million by giving notice to the Oaktree Funds on or before July 15, 2020 (the “Option Notice”). The closing (the “Subsequent Closing”) for the purchase and issuance of the Series B-2 Preferred Stock would be expected to occur no later than 25 days following the Option Notice.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The Oaktree Funds will acquire the Preferred Shares for investment purposes and the purposes set out below.

The Reporting Persons continuously evaluate the businesses and prospects of the Issuer and its subsidiaries, alternative investment opportunities and all other factors deemed relevant in determining whether additional securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or by other accounts or funds associated with the Reporting Persons or whether the Reporting Persons or any such other accounts or funds will dispose of Preferred Shares or Common Shares. At any time, subject to the limitations set forth in the definitive agreements described in Item 6 hereof, additional securities of the Issuer or its subsidiaries may be acquired or some or all of the securities beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, including, without limitation, by electing to exchange Preferred Shares into Common Shares, or by increasing or decreasing holdings in Preferred Shares or in Common Shares.

As part of the transaction, the Oaktree Funds will be entitled to participation rights with respect to future equity offerings of the Issuer in order to maintain its relative as-exchanged ownership interest. The Oaktree Funds will receive the right to approve certain actions proposed to be taken by the Issuer and its subsidiaries.

Pursuant to the definitive agreements described in Item 6 hereof, the Oaktree Funds will agree to a lock-up that prohibits it from selling Series B Preferred Stock or Common Shares issuable upon exchange of the Series B Preferred Stock prior to the date that is 18 months from the date of the Oaktree Investor Rights Agreement, subject to certain exceptions. In addition, the Oaktree Funds will be restricted from taking certain actions with respect to the Issuer, including the solicitation of proxies and the acquisition of additional securities of the Issuer, subject to certain exceptions.

Pursuant to the definitive agreements described in Item 6 hereof, the Oaktree Funds will  be entitled to certain board nomination, governance, securities registration and other rights described in Item 6 hereof, and incorporated herein by reference, and may exercise such rights from time to time subject to the limitations set forth in the definitive agreement described in Item 6 hereof.

Except as otherwise disclosed herein, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreement described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

CUSIP No. 8676EP108	Page 16 of 27 Pages

Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

(a)-(c)

Ownership percentages set forth in this Amendment No. 5 are based upon a total of 88,148,363 Common Shares of the Issuer issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2020, and assuming the conversion of Preferred Shares beneficially owned by each Reporting Person, as applicable, into Common Shares.

Organics directly holds 16,226,934 Common Shares representing approximately 16.6% of the issued and outstanding Common Shares (in each case, assuming the conversion of Series A Preferred Shares held by it into 9,492,800 shares of Common Shares), and has the sole power to vote and dispose of such Common Shares.

OHIF II LP directly holds 3,199,098 Common Shares representing approximately 3.6% of the issued and outstanding Common Shares (in each case, assuming the conversion of Series A Preferred Shares held by it into 1,840,533 shares of Common Shares), and has the sole power to vote and dispose of such Common Shares.

There have been no transactions in the shares of Common Shares during the sixty (60) days prior to the date of this Schedule 13D by any of the Reporting Persons.

Neither the filing of this Amendment No. 5 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Shares or the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Items 3 and 6 are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Item 3 is incorporated by reference herein.

On April 15, 2020 the Oaktree Funds entered into the Subscription Agreement with the Issuer, SunOpta Foods and Exchanged. Pursuant to the Subscription Agreement. The Subscription Agreement contemplates the issuance by SunOpta Foods of shares of Series B Preferred Stock.

This summary description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement filed with this report as Exhibit 99.1 and incorporated herein by reference.

The Subscription Agreement contains customary representations, warranties and covenants of the Issuer, SunOpta Foods and the Oaktree Funds, and the parties have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

In connection with the Subscription Agreement, on the Initial Closing Date the Issuer and SunOpta Foods, as applicable, will also enter into the Investor Rights Agreement, the Observer Agreement, the Exchange and Support Agreement and the Voting Trust Agreement (each as defined below).

Series B Preferred Stock

In connection with the Initial Closing of the Subscription Agreement, SunOpta Foods will execute and file with the Secretary of State of the State of Delaware a Second Amended and Restated Certificate of Incorporation to, among other things, authorize and establish the rights and preferences of the Series B-1 Preferred Stock and the Series B-2 Preferred Stock.  The Series B-1 Preferred Stock and the Series B-2 Preferred Stock are new series of securities that rank senior to the common stock and any other shares of stock junior to the Series B Preferred Stock in the capital of SunOpta Foods with respect to distribution rights and rights upon liquidation. SunOpta Foods previously issued 85,000 shares of Series A Preferred Stock, which rank on par with the Series B Preferred Stock.

The holders of Series B Preferred Stock will be entitled to receive quarterly distributions (“Dividends”) on each share of Series B Preferred Stock.  The annualized rate of the Dividends will be 8.0% prior to the date that is the first day following the end of the Issuer’s third fiscal quarter in 2029 (the “Dividend Change Date”), and 10% thereafter, in each case of $1,000 per share (the “Liquidation Preference”), subject to certain adjustments. With respect to any Dividends declared in respect of any fiscal quarter ending prior to the Dividend Change Date, SunOpta Foods may pay Dividends in cash or elect, in lieu of paying cash, to add the amount that would have been paid to the Liquidation Preference.  On the occurrence of certain events of noncompliance (an “Event of Noncompliance”), following a 30-day cure period, the rate of Dividends payable will increase by 1.0% quarterly, subject to a maximum increase of 5.0%.  The failure to pay

CUSIP No. 8676EP108	Page 17 of 27 Pages

Dividends in cash for any quarter ending after the Dividend Change Date will be an Event of Noncompliance.

Series B-1 Preferred Stock

At any time, a holder of Series B-1 Preferred Stock may exchange its shares of Series B-1 Preferred Stock, in whole or in part, for a number of Common Shares equal to, per share of Series B-1 Preferred Stock, the quotient of the Liquidation Preference divided by $2.50 (such price, the “Series B-1 Exchange Price” and such quotient, the “Series B-1 Exchange Rate”).  The Series B-1 Exchange Price is subject to customary anti-dilution adjustments, including weighted-average adjustment for issuances of Common Shares below the Series B-1 Exchange Price, provided that the Series B-1 Exchange Price may not be lower than $2.00 (subject to adjustment in certain circumstances).

SunOpta Foods may cause the holders of the Series B-1 Preferred Stock to exchange all of their shares of Series B-1 Preferred Stock into a number of Common Shares equal to the number of shares of Series B-1 Preferred Stock outstanding multiplied by the Series B-1 Exchange Rate if (i) fewer than 10% of the shares of Series B-1 Preferred Stock issued on the Initial Closing Date remain outstanding, or (ii) on or after the third anniversary of the Initial Closing Date, the volume-weighted average price (“VWAP”) of the Common Shares during the then-preceding 20 consecutive trading day period is greater than 200% of the Series B-1 Exchange Price then in effect. Common Shares delivered on an exchange caused by SunOpta Foods must be freely tradable by the holders of Series B-1 Preferred Stock under applicable securities laws.

At any time on or after the fifth anniversary of the Initial Closing Date, the Subsidiary may redeem all of the Series B-1 Preferred Stock for an amount per share equal to the Liquidation Preference of the Series B-1 Preferred Stock, plus accrued and unpaid dividends.

Upon certain events involving a change of control of the Issuer, SunOpta Foods must use reasonable efforts to provide the holders of the Series B-1 Preferred Stock with the option to exchange shares of the Series B-1 Preferred Stock for a security in the surviving or successor entity that has the same rights, preferences and privileges as the Series B-1 Preferred Stock as adjusted for the change of control.  SunOpta Foods will also offer to redeem the Series B-1 Preferred Stock at an amount per share equal to the greater of (i) the Liquidation Preference plus an amount equal to the value of incremental Dividends through to the fifth anniversary of the Initial Closing Date, and (ii) the amount payable per Common Share in such change of control multiplied by the Series B-1 Exchange Rate. Such offer to redeem by SunOpta Foods will be made at an amount per share equal to the Liquidation Preference if the aggregate number of Common Shares delivered in exchange for outstanding shares of Series B-1 Preferred Stock exceeds the number that is 19.99% of the outstanding Common Shares on the day preceding the Initial Closing Date (such number, “Initial Closing Date Shares”). If, following an offer by SunOpta Foods on a change of control, any shares of Series B-1 Preferred Stock are redeemed at a per share price above the Liquidation Preference, the number of shares of Series B-1 Preferred Stock that may thereafter be exchanged for Common Shares must not exceed the Initial Closing Date Shares less the number of Common Shares into which shares of Series B-1 Preferred Stock have previously been exchanged (the “Series B-1 Post CoC Exchange Cap”).

So long as any shares of Series B-1 Preferred Stock are outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding Series B-1 Preferred Stock, voting together as a separate class, will be necessary for effecting or validating: (i) any issuance, authorization or creation of, or any increase in the issued or authorized amount of, stock on parity or senior to the Series B-1 Preferred Stock, including the issuance of any Series B-2 Preferred Stock other than pursuant to the terms of the Subscription Agreement, (ii) any increase in the issued or authorized amount of Series B-1 Preferred Stock, (iii) any exchange, reclassification or cancellation of the Series B-1 Preferred Stock, except as provided in the certificate of incorporation of SunOpta Foods, and (iv) any amendment, modification or alteration of, or supplement to, the certificate of incorporation of SunOpta Foods that would materially and adversely affect the rights, preferences, privileges or voting powers of the Series B-1 Preferred Stock or any holder.

Series B-2 Preferred Stock

At any time, a holder of Series B-2 Preferred Stock may exchange its shares of Series B-2 Preferred Stock, in whole or in part, for a number of Common Shares equal to, per share of Series B-2 Preferred Stock, the quotient of the Liquidation Preference divided by the exchange price for the Series B-2 Preferred Stock (such price, the “Series B-2 Exchange Price” and such quotient, the “Series B-2 Exchange Rate”). The Series B-2 Exchange Price will initially be that amount which is equal to a 30% premium to the 15-day VWAP of the Common Shares on Nasdaq determined as at the date of the Option Notice, provided that the Series B-2 Exchange Price cannot be less than $2.00 or greater than $3.50 per underlying Common Share.  The Series B-2 Exchange Price is subject to customary anti-dilution adjustments, including weighted-average adjustment for issuances of Common Shares below the Series B-2 Exchange Price, provided that the Series B-2 Exchange Price may not be lower than $2.00 (subject to adjustment in certain circumstances).

CUSIP No. 8676EP108	Page 18 of 27 Pages

SunOpta Foods may cause the holders of Series B-2 Preferred Stock to exchange all of their shares of Series B-2 Preferred Stock into a number of Common Shares equal to the number of shares of Series B-2 Preferred Stock outstanding multiplied by the Series B-2 Exchange Rate if (i) fewer than 10% of the shares of Series B-2 Preferred Stock issued on the date of the Subsequent Closing (the “Subsequent Closing Date”) remain outstanding, or (ii) on or after the third anniversary of the Subsequent Closing Date, the VWAP of the Common Shares during the then-preceding 20 consecutive trading day period is greater than 200% of the Series B-2 Exchange Price then in effect.  Common Shares delivered on an exchange caused by SunOpta Foods must be freely tradable by the holders of the Series B-2 Preferred Stock under applicable securities laws.

At any time on or after the fifth anniversary of the Subsequent Closing Date, SunOpta Foods may redeem all of the Series B-2 Preferred Stock for an amount per share equal to the Liquidation Preference of the Series B-2 Preferred Stock, plus accrued and unpaid dividends.

Upon certain events involving a change of control of the Issuer, SunOpta Foods must use reasonable efforts to provide the holders of the Series B-2 Preferred Stock with the option to exchange shares of the Series B-2 Preferred Stock for a security in the surviving or successor entity that has the same rights, preferences and privileges as the Series B-2 Preferred Stock as adjusted for the change of control.  The Subsidiary will also offer to redeem the Series B-2 Preferred Stock at an amount per share equal to the greater of (i) the Liquidation Preference plus an amount equal to the value of incremental Dividends through to the fifth anniversary of the Subsequent Closing Date, and (ii) the amount payable per Common Share in such change of control multiplied by the Series B-2 Exchange Rate.  Such offer to redeem by SunOpta Foods will be made at an amount per share equal to the Liquidation Preference if the aggregate number of Common Shares delivered in exchange for outstanding shares of Series B-2 Preferred Stock exceeds the number that is 19.99% of the outstanding Common Shares on the day preceding the Subsequent Closing Date (such number, “Subsequent Closing Date Shares”).  If, following an offer by the Subsidiary on a change of control, any shares of Series B-2 Preferred Stock are redeemed at a per share price above the Liquidation Preference, the number of shares of Series B-2 Preferred Stock that may thereafter be exchanged for Common Shares must not exceed the Subsequent Closing Date Shares less the number of Common Shares into which shares of Series B-2 Preferred Stock have previously been exchanged (the “Series B-2 Post CoC Exchange Cap” and, together with the Series B-1 Post CoC Exchange Cap, the “Post CoC Exchange Cap”).

So long as any shares of Series B-2 Preferred Stock are outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding Series B-2 Preferred Stock, voting together as a separate class, will be necessary for effecting or validating: (i) any issuance, authorization or creation of, or any increase in the issued or authorized amount of, stock on parity or senior to the Series B-2 Preferred Stock, (ii) any increase in the issued or authorized amount of Series B-2 Preferred Stock, (iii) any exchange, reclassification or cancellation of the Series B-2 Preferred Stock, except as provided in the certificate of incorporation of SunOpta Foods, and (iv) any amendment, modification or alteration of, or supplement to, the certificate of incorporation of SunOpta Foods that would materially and adversely affect the rights, preferences, privileges or voting powers of the Series B-2 Preferred Stock or any holder.

Exchange Caps

At any time, if a holder of Series B Preferred Stock elects to exchange, or SunOpta Foods causes an exchange of Series B Preferred Stock, the number of Common Shares delivered to each applicable holder may not cause such holder’s beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) to exceed 19.99% of the Common Shares that would be outstanding immediately following such exchange (the “Beneficial Ownership Exchange Cap”).

In addition, the number of Common Shares delivered to each holder may not cause such holder’s beneficial ownership (as defined in the Issuer’s shareholder rights plan (the “Shareholder Rights Plan”)) to exceed 19.99% of the Common Shares and other voting shares of the Issuer that would be outstanding immediately following such exchange by such holder (the “Rights Plan Exchange Cap”).

Exchange and Support Agreement

The Issuer, the SunOpta Foods, the Oaktree Funds and the Exchange Investors will, on the Initial Closing Date, enter into an exchange and support agreement (the “Exchange and Support Agreement”), providing for, among other things, the grant by the Issuer to each holder of Series B Preferred Stock, from time to time, of the right to exchange Series B-1 Preferred Stock and Series B-2 Preferred Stock with the Issuer for Common Shares.

This summary description of the Exchange and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Exchange and Support Agreement, which will be filed with an amendment to this report following the Initial Closing Date.

This summary description of the terms of the Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Form of Amended and Restated Certificate of Incorporation of SunOpta Foods, which will

CUSIP No. 8676EP108	Page 19 of 27 Pages

be filed with an amendment to this report following the Initial Closing Date.

Special Voting Shares and Voting Trust Agreement

On the Initial Closing Date, the Issuer will file Articles of Amendment to designate a series of special shares as special shares, series 2 (the “Special Voting Shares”). The Special Voting Shares have a nominal liquidation preference of $0.00001 per share and serve as the mechanism for attaching exchanged voting to the Series B Preferred Stock. The Special Voting Shares will entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Common Shares, voting together as a single class, subject to certain exceptions. The Special Voting Shares are not transferrable and the voting rights associated with the Special Voting Shares will terminate upon the transfer of the shares of Series B Preferred Stock to a third party, other than an affiliate of the Oaktree Funds. In the event the Issuer elects to pay a Dividend by adding the amount payable to the Liquidation Preference, rather than paying such amount in cash, Special Voting Shares will be issued only if additional Common Shares are exchangeable as a consequence of such increased Liquidation Preference, having regard to the Beneficial Ownership Exchange Cap, the Rights Plan Exchange Cap and the Post CoC Exchange Cap. If no new Common Shares are exchangeable, then no additional Special Voting Shares are issuable.

On the Initial Closing Date, up to 6,000,000 Special Voting Shares, subject to certain restrictions that are set forth below, will be issued to and deposited with a trustee (which may be an affiliate of the Oaktree Funds) (the “Trustee”), as trustee for and on behalf of the Oaktree Funds pursuant to a voting trust agreement (the “Voting Trust Agreement”) between the Issuer, SunOpta Foods, the Oaktree Funds and the Trustee dated as of the Initial Closing Date. Pursuant to the Voting Trust Agreement, additional Special Voting Shares will be issued, or existing Special Voting Shares shall be redeemed, as necessary to ensure that the aggregate number of Special Voting Shares held by the Trustee is equal to the number of Common Shares issuable to the Oaktree Funds on the exchange of all of the shares of Series B Preferred Stock held by it, subject to certain restrictions. In addition, immediately upon the issuance of any Series B-2 Preferred Stock to the Oaktree Funds on the Subsequent Closing Date, if any, the Issuer will issue and deposit with the Trustee additional Special Voting Shares equal to the number of Common Shares for which such Series B-2 Preferred Stock is exchangeable.

The number of votes exercised by the Trustee on behalf of the Oaktree Funds will be limited such that:

  such votes will not cause the aggregate number of votes exercisable by the Oaktree Funds in respect of all voting securities controlled by it to exceed 19.99% of the votes eligible to be cast by all security holders of the Issuer as at such time (the “Voting Cap”); and
  such votes will not exceed the number of Common Shares that the Oaktree Funds are entitled to receive upon exchange of its shares of Series B Preferred Stock as restricted by the Beneficial Ownership Exchange Cap, the Post CoC Exchange Cap and the Rights Plan Exchange Cap.

This summary description of the Special Voting Shares and the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Articles of Amendment of the Issue rand the Form of Voting Trust Agreement, which will be filed with an amendment to this report following the Initial Closing Date.

Investor Rights Agreement

On the Initial Closing Date, the Issuer, SunOpta Foods and the Oaktree Funds will enter into an amended and restated investor rights agreement (the “Investor Rights Agreement”) providing for certain additional rights and obligations of the Oaktree Funds. Such rights are substantially similar to the Oaktree Funds’ rights under the investor rights agreement entered into in connection with the issuance of the Series A Preferred Stock on October 7, 2016.

Pursuant to the Investor Rights Agreement, for so long as the Oaktree Funds beneficially own or controls at least 50% of the shares of Series A Preferred Stock and Series B Preferred Stock issued to it, including any corresponding Common Shares into which such shares of Series A Preferred Stock and Series B Preferred Stock are exchanged, the Oaktree Funds will be entitled to:

  participation rights with respect to future equity offerings of the Issuer in order to maintain its relative as-exchanged ownership interest; and
  the right to approve certain actions proposed to be taken by the Issuer and its subsidiaries, as more particularly set out in the Investor Rights Agreement.

The Oaktree Funds will be entitled to designate two nominees (each an “Oaktree Nominee”) for election to the Board for so long as the Oaktree Funds beneficially own at least 11.1% of the outstanding Common Shares on an as-exchanged basis, determined based on its ownership of Series A Preferred Stock and Series B Preferred Stock, any Common Shares issued on exchange of the Series A Preferred Stock or Series B Preferred Stock or acquired on the exercise of pre-emptive rights, and Common Shares that may be purchased by the Oaktree Funds in the open market on

CUSIP No. 8676EP108	Page 20 of 27 Pages

or prior to the date that is 12 months from the Initial Closing Date pursuant to a right to do so under the Investor Rights Agreement (the “Additional Market Shares”), as previously authorized by the Board (collectively, the “As-Exchanged Ownership”). If the As-Exchanged Ownership is less than 11.1% but more than 5%, the Oaktree Funds shall be entitled to designate one Oaktree Nominee. Each Oaktree Nominee must be an individual acceptable to the Issuer, acting reasonably, and eligible to serve as a director of the Issuer pursuant to applicable law. In the event that an Oaktree Nominee ceases to serve as a director for any reason, the Oaktree Funds will have the right to designate a replacement nominee, provided that the Oaktree Funds remains eligible to designate a nominee and the individual is acceptable to the Issuer, acting reasonably, and eligible to serve as a director of the Issuer pursuant to applicable law.  In addition, for so long as the As-Exchanged Ownership is at least 5%, The Oaktree Funds will have the right to designate one individual (and one alternate) to attend meetings of the Board as a non-voting observer (the “Observer”).

The initial Oaktree Nominees will be Dean Hollis and Albert D. Bolles, who were appointed as directors of the Issuer on October 7, 2016, and have served continuously since that time. The initial Observer will be Zachary Serebrenik, who was designated as the Observer on October 7, 2016, and has held that position continuously since that time.

The Oaktree Funds will also be granted certain registration rights relating to the registered resale of Common Shares issuable or deliverable upon exchange of the Series A Preferred Stock, Series B Preferred Stock and the Additional Market Shares (“Registrable Shares”). The Issuer is required to file a registration statement or prospectus, as applicable, covering Registrable Shares that the Oaktree Funds request to be registered from time to time, but not more than twice in any 12-month period and subject to certain additional conditions set out in the Investor Rights Agreement. In certain circumstances, the Oaktree Funds will have piggyback registration rights on offerings initiated by the Issuer. The demand registration and piggyback rights granted to the Oaktree funds pursuant to the Investor Rights Agreement terminate on the first day following the date on which the As-Exchanged Ownership is less than 5% of the Common Shares.

Pursuant to the Investor Rights Agreement, the Oaktree Funds have agreed to a standstill (the “Standstill”), which, among other things, restricts the Oaktree Funds from taking certain actions with respect to the Issuer, including the solicitation of proxies and the acquisition of additional securities of the Issuer (other the Additional Market Shares), subject to certain exceptions. Such exceptions, which are subject to complying with the Shareholder Rights Plan, include, among others, an exception that permits the Oaktree Funds, pursuant to an agreement with the Issuer and with the consent of the Board, to acquire Common Shares pursuant to a formal tender offer or take-over bid, which when aggregated with the existing Common Shares beneficially owned or controlled by the Oaktree Funds, on an as-exchanged basis, does not exceed 27% of the outstanding Common Shares, on an as-exchanged basis. The Standstill continues until the latest to occur of (i) the date that is 24 months after the date on which the Investor Rights Agreement is entered into, and (ii) the date that is six months following the later of (a) the date on which no Oaktree Nominee serves on the Issuer’s board of directors (the “Board”), and (b) the date on which the board nomination rights, observer rights and the approval rights granted to the Oaktree Funds referred to above are terminated.

The Oaktree Funds will also agree to a lock-up that prohibits it from selling Series B Preferred Stock or Common Shares issuable upon exchange of the Series B Preferred Stock prior to the date that is 18 months from the date of the Investor Rights Agreement, subject to certain exceptions.

The Oaktree Funds will also agree to certain covenants, including (i) a covenant restricting the Oaktree Funds, together with Engaged, from acting jointly or in concert or as part of a group in relation to a change of control transaction or the voting or acquisition of securities of the Issuer or its subsidiaries, subject to certain exceptions, (ii) a covenant restricting the Oaktree Funds from locking up or tendering to any change of control transaction that is not supported by a majority of the independent members of the Board for so long as its beneficial ownership is not less than 5% of the outstanding Common Shares, on an as-exchanged basis, and (iii) in the event the Issuer’s shareholder rights plan is not renewed, a covenant not to dispose of securities of the Issuer to a third party so as to result in such third party beneficially owning greater than 19.99% of the outstanding Common Shares, other than in connection with a Board-approved change of control transaction.

In connection with the designation of the Observer pursuant to the Investor Rights Agreement, the Issuer will also enter into an amended and restated observer governance and confidentiality agreement (the “Observer Agreement”) with the Observer providing for certain rights and obligations of the Observer as a non-voting observer of the Board.

This summary description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, which will be filed with an amendment to this report following the Initial Closing Dat.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

CUSIP No. 8676EP108	Page 21 of 27 Pages

99.1	Subscription Agreement, dated April 15, 2020, among the Issuer, SunOpta Foods, Inc., Oaktree Organics, L.P., Oaktree Huntington Investment Fund II, L.P., Engaged Capital, LLC, Engaged Capital Flagship Master Fund, LP and Engaged Capital Co-Invest IV – A, LP. (Incorporated by reference to Exhibit 10.1 to the Issuer’ s Current Report on 8-K filed with the SEC on April 20, 2020)

99.2	Joint Filing Agreement, dated April 21, 2020, among the Reporting Persons

CUSIP No. 8676EP108	Page 22 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 21, 2020

OAKTREE ORGANICS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

By:	Oaktree Huntington Investment Fund II GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP, I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

CUSIP No. 8676EP108	Page 23 of 27 Pages

OAKTREE FUND GP I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OCM HOLDINGS I, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE HOLDINGS, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

CUSIP No. 8676EP108	Page 24 of 27 Pages

 Schedule A

Covered Persons

The following sets forth the name and principal occupation of each Covered Person. To the best of each Reporting Person’s knowledge, none of the Covered Persons beneficially own any shares of Common Stock or is party to any contract or agreement that would require disclosure in this Amendment to Schedule 13D.

Oaktree Organics, L.P.

The general partner of Oaktree Organics, L.P. is Oaktree Fund GP, LLC

Oaktree Huntington Investment Fund II, L.P.

The general partner of Oaktree Huntington Investment Fund II, L.P. is Oaktree Huntington Investment Fund II GP, L.P.

Oaktree Huntington Investment Fund II GP, L.P.

The general partner of Oaktree Huntington Investment Fund II GP, L.P. is Oaktree Fund GP, LLC.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

CUSIP No. 8676EP108	Page 25 of 27 Pages

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.
Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC
Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.
Marna C. Whittington	Retired
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Brookfield Asset Management Inc.

Brookfield Asset Management Inc.’s principal business address is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada. The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil
J. Bruce Flatt, Director and	One Canada Square, Level 25	Managing Partner and Chief	Canada

CUSIP No. 8676EP108	Page 26 of 27 Pages

Chief Executive Officer	Canary Wharf, London E14 5AA U.K.	Executive Officer of Brookfield	Canada
Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estateof Brookfield,	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada
Cyrus Madon, Managing Partner, Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Corporate Director	Spain
Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Infrastructure of Brookfield	Canada
Seek Ngee Huat, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.	U.S.A.
Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer, Brookfield	United Kingdom
Craig Noble, Managing Partner, Chief Executive officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Alternative Investments of Brookfield	Canada

CUSIP No. 8676EP108	Page 27 of 27 Pages

Partners Limited

Partners Limited’s principal business address is 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada. The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada
Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-Chair, Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada
Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance, Brookfield	Canada
Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury,Brookfield	Canada